EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	Pro forma 6 Months ended June 30, 2009 (1)	6 Months ended June 30, 2009	Pro forma 2008 (1)
				Years Ended December 31
				2008	2007	2006	2005	2004
Fixed charges, as defined:
Interest charges	$35,888	$30,517	$75,267	$74,914	$80,095	$88,426	$84,952	$84,746
Amortization of debt expense and premium - net	2,842	2,842	4,673	4,673	6,345	7,741	7,762	8,301
Interest portion of rentals	1,715	1,715	1,601	1,601	1,612	1,802	2,394	2,443

Total fixed charges	$40,445	$35,074	$81,541	$81,188	$88,052	$97,969	$95,108	$95,490

Earnings, as defined:
Pre-tax income from continuing operations	$85,425	$90,796	$120,029	$120,382	$63,061	$114,927	$70,752	$57,206
Add (deduct):
Capitalized interest	(998)	(998)	(4,612)	(4,612)	(3,864)	(2,934)	(1,689)	(1,393)
Total fixed charges above	40,445	35,074	81,541	81,188	88,052	97,969	95,108	95,490

Total earnings	$124,872	$124,872	$196,958	$196,958	$147,249	$209,962	$164,171	$151,303

Ratio of earnings to fixed charges	3.09	3.56	2.42	2.43	1.67	2.14	1.73	1.58

(1)	Because the proceeds from the issuance of the $250 million of First Mortgage Bonds will be used to repay indebtedness and the ratio of earnings to fixed charges would change by ten percent or more, pro forma ratios of earnings to fixed charges are presented.